Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2024

Beijing, March 7, 2024 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced its unaudited financial results for the second quarter of the fiscal year ending June 30, 2024 (the “second quarter of FY 2024”, which refers to the quarter from October 1, 2023 to December 31, 2023).

Highlights for the Second Quarter of FY 2024

●	Revenues for the second quarter of FY 2024 were RMB980.5 million (US$138.1 million), representing an increase of 12.8% from the first quarter of the fiscal year ending June 30, 2024 (the “first quarter of FY 2024”) and an increase of 24.7% from the second quarter of the fiscal year ended June 30, 2023 (the “second quarter of FY 2023”).

●	Gross billings of individual online learning services[1] for the second quarter of FY 2024 were RMB944.6 million (US$133.0 million), representing an increase of 24.0% from the first quarter of FY 2024 and an increase of 15.4% from the second quarter of FY 2023.

●	Net income for the second quarter of FY 2024 was RMB107.6 million (US$15.2 million), compared with RMB66.7 million in the first quarter of FY 2024, and a net loss of RMB41.4 million in the second quarter of FY 2023.

●	Adjusted net income[2] for the second quarter of FY 2024 was RMB103.9 million (US$14.6 million), compared with RMB94.0 million in the first quarter of FY 2024, and RMB21.8 million in the second quarter of FY 2023.

●	Total registered users increased by 44.6% to approximately 112.4 million as of December 31, 2023, from 77.8 million as of December 31, 2022.

●	Paying learners increased by 24.2% year over year to approximately 0.4 million in the second quarter of FY 2024.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “We are pleased to report solid topline growth for the quarter, underscoring the success of our strategic initiatives to expand and diversify our course offerings. Our focus on catering to the growing demand for senior learner courses has been particularly rewarding, and we remain committed to addressing the spiritual and cultural needs of the middle-aged and elderly population, with the goal of empowering everyone to lead fulfilling lives in their golden years. In addition to our ongoing efforts to drive revenue growth and optimize cost efficiencies, we are actively pursuing new initiatives that hold significant potential for expanding and diversifying our business. We remain steadfast in our commitment to sustaining our growth trajectory and delivering sustainable value to our shareholders.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “We continued to build on our growth trajectory in the second quarter of fiscal year 2024, with total revenues increasing by 24.7% year over year and 12.8% sequentially, primarily driven by our skills upgrading courses. During the quarter, we remained committed to optimizing efficiencies and cost structures. Looking ahead, we will strengthen our core business and prudently develop new business initiatives to drive sustainable growth and deliver value to our shareholders.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income/(loss) is a non-GAAP financial measure. For a reconciliation of net (loss)/income to adjusted net income/(loss), see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

Financial Results for the Second Quarter of FY 2024

Revenues

Revenues increased by 24.7% year over year to RMB980.5 million (US$138.1 million) in the second quarter of FY 2024, primarily driven by the growth in revenues from skills upgrading courses, which primarily consist of courses aiming to improve the soft skills of individuals, such as short-video production course targets freelancers or amateurs who create video content and intend to improve their skillsets3.

●	Revenues from individual online learning services increased by 24.1% year over year to RMB873.6 million (US$123.0 million) in the second quarter of FY 2024, up from RMB704.0 million in the second quarter of FY 2023. This growth was primarily due to 1) skills upgrading courses[3] increased to RMB456.4 million (US$64.3 million) in the second quarter of FY 2024 from RMB192.9 million in the second quarter of FY 2023, and 2) recreation and leisure courses[3] increased to RMB96.1 million (US$13.5 million) in the second quarter of FY 2024 from RMB12.2 million in the second quarter of FY 2023, partially offset by the decrease of RMB177.9 million (US$25.1 million) in revenues from financial literacy courses.

●	Revenues from enterprise services were RMB57.6 million (US$8.1 million) in the second quarter of FY 2024, compared to RMB82.3 million in the second quarter of FY 2023, representing a year-over-year change of 30.0%, primarily due to a change in revenues from related party transactions.

●	Revenues from others increased to RMB49.3 million (US$7.0 million) in the second quarter of FY 2024 from RMB0.1 million in the second quarter of FY 2023, mainly driven by the increase in revenues from the Company’s newest business endeavor, live e-commerce, which is aligned with its commitment to diversified revenue streams.

Cost of revenues

Cost of revenues was RMB145.0 million (US$20.4 million) in the second quarter of FY 2024, compared to RMB99.3 million in the second quarter of FY 2023, representing a change of 46.1%. The increase was primarily due to increased labor outsourcing costs of RMB26.1 million (US$3.7 million) and higher procurement costs of RMB23.7 million (US$3.3 million), and was partially offset by a RMB16.5 million (US$2.3 million) decrease in staff costs.

Sales and marketing expenses

Sales and marketing expenses were RMB657.1 million (US$92.6 million) in the second quarter of FY 2024, compared to RMB622.9 million in the second quarter of FY 2023, representing a change of 5.5%. The change was mainly due to an increase in labor outsourcing costs of RMB85.3 million (US$12.0 million) and marketing and promotion expenses of RMB64.5 million (US$9.1 million), partially offset by a decrease in staff costs of RMB120.5 million (US$17.0 million), which includes a decrease in share-based compensation expenses of RMB31.0 million (US$4.4 million). The decrease in share-based compensation was primarily driven by 1) the reversal of share-based compensation expenses resulting from employee turnover during the second quarter of FY 2024, and 2) less share-based compensation expenses recognized for the second quarter of FY 2024 in accordance with the corresponding accounting treatment.

[3]	The Company has introduced a new presentation of its revenues, which split other personal interest courses into skills upgrading courses and recreation and leisure courses, to better align with its business strategies and provide useful and updated information to investors. Skills upgrading courses mainly include short-video production courses and memory training courses. Recreation and leisure courses mainly include personal well-being courses, electronic keyboard courses and standing meditation courses. The historical revenues presentation has been conformed to the current presentation.

2 / 11

Research and development expenses

Research and development expenses were RMB41.0 million (US$5.8 million) in the second quarter of FY 2024, compared to RMB64.3 million in the second quarter of FY 2023, representing a decrease of 36.2%. The decrease was primarily due to lower share-based compensation expenses of RMB19.0 million (US$2.7 million).

General and administrative expenses

General and administrative expenses were RMB35.1 million (US$4.9 million) in the second quarter of FY 2024, compared to RMB44.5 million in the second quarter of FY 2023, representing a decrease of 21.3%. The decrease was primarily due to lower share-based compensation expenses and office expenses, partially offset by an increase in professional service fees.

Net income and adjusted net income

Net income was RMB107.6 million (US$15.2 million) in the second quarter of FY 2024, compared with a net loss of RMB41.4 million in the second quarter of FY 2023. Adjusted net income was RMB103.9 million (US$14.6 million) in the second quarter of FY 2024, compared with RMB21.8 million in the second quarter of FY 2023.

Earnings per share and adjusted earnings per share4

Basic and diluted net income per share were RMB0.65 (US$0.09) and RMB0.64 (US$0.09), respectively, in the second quarter of FY 2024, compared with basic and diluted net loss per share of RMB0.89 in the second quarter of FY 2023. Basic and diluted adjusted net income per share were RMB0.63 (US$0.09) and RMB0.62 (US$0.09), respectively, in the second quarter of FY 2024, compared with basic and diluted adjusted net income per share of RMB0.07 in the second quarter of FY 2023.

Balance Sheet

As of December 31, 2023, the Company had cash and cash equivalents and short-term investments of RMB1,050.8 million (US$148.0 million), compared with RMB930.6 million as of June 30, 2023.

Financial Outlook

Based on currently available information, for the third quarter of FY 2024 (which refers to the quarter from January 1, 2024 to March 31, 2024), the Company expects its revenues to be in the range of RMB900 million to RMB930 million, representing a year-over-year increase of 11.5% to 15.2%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On June 9, 2023, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of American Depositary Shares (“ADSs”) for a 12-month period beginning on June 9, 2023 (the “Share Repurchase Program”). As of December 31, 2023, the Company had accumulatively repurchased an aggregate of approximately 1.6 million ADSs for approximately US$7.8 million under the Share Repurchase Program.

On January 18, 2024, the Company announced the introduction of its first private label Chinese Baijiu brand, YUNTING. YUNTING is crafted in a core production facility located in the town of Maotai in China, a world-renowned Baijiu production site protected by Geographical Indication.

On January 22, 2024, the Company announced that Mr. Chenyang Wei was appointed as an independent director of QuantaSing and as a member of the Audit Committee.

[4]	Basic and diluted adjusted net income/(loss) per share are non-GAAP financial measures. For a reconciliation of basic and diluted net (loss)/income per share to basic and diluted adjusted net income/(loss) per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

3 / 11

Starting in early 2023, leveraging its cumulative insights into the adult learning sector and profound understanding of individual needs, the Company has started to explore the new e-commerce business (the “E-commerce Business”), primarily focusing on the livestreaming sales of Baijiu. Since the first quarter of FY 2024, the Company has further expanded its E-commerce Business to cover a wide range of merchandise and services catering to the demands of its users.

Since the first quarter of FY 2024, the Company has also started to explore AI and technology related business (the “AI and Technology Business”), leveraging its track record of empowering its online learning business with robust technological capabilities. The AI and Technology Business will primarily focus on the application of AI technology and other AI related area with potential business opportunities and synergies with the Company’s existing technology infrastructure and business. The Company has undertaken and will continue to undertake steps to align its corporate structure and management with the development needs of each business line and achieve management efficiency.

Conference Call Information

The Company’s management team will hold a conference call at 07:00 A.M. Eastern Time on Thursday, March 7, 2024 (08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through March 14, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	8029802

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income/(loss) and basic and diluted adjusted net income/(loss) per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax and certain cost deduction in such period. Adjusted net income/(loss) represents net (loss)/income excluding share-based compensation expense. Basic and diluted adjusted net income/(loss) per share represents adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income/(loss) per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

4 / 11

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net (loss)/income, net (loss)/income per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

5 / 11

About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue, according to a report by Frost & Sullivan based on data from 2022. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners, empowering users to pursue personal development. Leveraging its extensive experience in individual online learning services and its robust technology infrastructure, the Company has expanded its services to corporate clients, and diversified its operations into its e-commerce business and its AI and technology business.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

6 / 11

QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	764,281	862,917	121,539
Short-term investments	166,303	187,864	26,460
Accounts receivable, net	12,251	19,448	2,739
Amounts due from related parties	29,116	-	-
Inventory, net	-	14,699	2,070
Prepayments and other current assets	136,681	156,964	22,109
Total current assets	1,108,632	1,241,892	174,917

Non-current assets:
Property and equipment, net	7,409	7,818	1,101
Intangible assets, net	-	2,963	417
Operating lease right-of-use assets	84,009	67,703	9,536
Deferred tax assets	2,084	1,110	156
Goodwill	-	7,389	1,041
Other non-current assets	21,296	20,516	2,890
Total non-current assets	114,798	107,499	15,141
TOTAL ASSETS	1,223,430	1,349,391	190,058

LIABILITIES
Current liabilities:
Accounts payables	62,094	67,506	9,508
Accrued expenses and other current liabilities	171,160	206,076	29,025
Amounts due to and advance from related parties	-	4,150	585
Income tax payable	8,794	2,052	289
Contract liabilities, current portion	517,213	472,471	66,546
Advance from customers	144,397	158,439	22,316
Operating lease liabilities, current portion	41,092	35,983	5,068
Total current liabilities	944,750	946,677	133,337

Non-current liabilities:
Contract liabilities, non-current portion	7	-	-
Operating lease liabilities, non-current portion	52,840	42,039	5,921
Total non-current liabilities	52,847	42,039	5,921
TOTAL LIABILITIES	997,597	988,716	139,258

7 / 11

QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 430,000,000 shares authorized, 115,759,408 and 119,595,049 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively)	78	81	11
Class B ordinary shares (US$0.0001 par value; 70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively)	34	34	5
Treasury stock	-	(54,072)	(7,616)
Additional paid-in capital	1,171,092	1,193,225	168,062
Accumulated other comprehensive income	22,182	16,805	2,367
Accumulative deficit	(969,688)	(795,398)	(112,029)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	223,698	360,675	50,800
Non-controlling interests	2,135	-	-
TOTAL SHAREHOLDERS’ EQUITY	225,833	360,675	50,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,223,430	1,349,391	190,058

8 / 11

QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Revenues	786,425	980,542	138,106	1,445,791	1,849,678	260,522
Cost of revenues	(99,253)	(145,018)	(20,425)	(174,315)	(263,210)	(37,072)

Gross Profit	687,172	835,524	117,681	1,271,476	1,586,468	223,450

Operating expenses:
Sales and marketing expenses	(622,901)	(657,112)	(92,552)	(1,204,059)	(1,277,264)	(179,899)
Research and development expenses	(64,269)	(41,015)	(5,777)	(116,570)	(84,815)	(11,946)
General and administrative expenses	(44,526)	(35,059)	(4,938)	(88,916)	(77,821)	(10,961)
Total operating expenses	(731,696)	(733,186)	(103,267)	(1,409,545)	(1,439,900)	(202,806)

(Loss)/Income from operations	(44,524)	102,338	14,414	(138,069)	146,568	20,644

Other income:
Interest income	656	2,409	339	848	5,856	825
Others, net	3,502	2,221	313	9,952	14,478	2,039

(Loss)/Income before income tax	(40,366)	106,968	15,066	(127,269)	166,902	23,508
Income tax expense	(1,035)	642	90	(11,410)	7,388	1,041

Net (loss)/ income	(41,401)	107,610	15,156	(138,679)	174,290	24,549

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(789)	(3,372)	(475)	1,337	(5,377)	(757)
Total other comprehensive (loss)/income	(789)	(3,372)	(475)	1,337	(5,377)	(757)

Total comprehensive (loss)/income	(42,190)	104,238	14,681	(137,342)	168,913	23,792

Net (loss)/Income	(41,401)	107,610	15,156	(138,679)	174,290	24,549
Accretion of the Company’s preferred shares	(10,043)	-	-	(19,512)	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(51,444)	107,610	15,156	(158,191)	174,290	24,549

Net (loss)/income per ordinary share
- Basic	(0.89)	0.65	0.09	(2.82)	1.04	0.15
- Diluted	(0.89)	0.64	0.09	(2.82)	1.02	0.14
Weighted average number of ordinary shares used in computing net loss per share
- Basic	57,839,074	165,369,914	165,369,914	56,139,430	167,213,449	167,213,449
- Diluted	57,839,074	167,356,510	167,356,510	56,139,430	171,180,058	171,180,058
Share-based compensation expenses included in
Cost of revenues	(7,311)	(3,289)	(463)	(11,963)	(7,067)	(995)
Sales and marketing expenses	(15,097)	15,946	2,246	(27,616)	11,457	1,614
Research and development expenses	(20,439)	(1,402)	(197)	(32,507)	(7,012)	(988)
General and administrative expenses	(20,317)	(7,513)	(1,058)	(37,448)	(20,922)	(2,947)

9 / 11

QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	703,983	873,551	123,037	1,289,068	1,629,461	229,505
Add: value-added tax	43,740	47,100	6,634	81,716	94,679	13,335
Add: ending deferred revenues(1)	644,586	643,929	90,696	644,586	643,929	90,696
Less: beginning deferred revenues(1)	(573,528)	(619,954)	(87,319)	(531,662)	(661,360)	(93,151)

Gross billings of individual online learning services	818,781	944,626	133,048	1,483,708	1,706,709	240,385

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

10 / 11

QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net (loss)/income to adjusted net income/(loss) and basic and diluted net (loss)/income per share to basic and diluted adjusted net income/(loss) per share for the periods indicated:

	For the Three Months Ended December 31,			For Six Months Ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Net (loss)/income	(41,401)	107,610	15,156	(138,679)	174,290	24,549
Add: Share-based compensation	63,164	(3,742)	(528)	109,534	23,544	3,316

Adjusted net income/(loss)	21,763	103,868	14,628	(29,145)	197,834	27,865
Accretion of the Company’s preferred shares	(10,043)	-	-	(19,512)	-	-
Income allocation to participating preferred shares	(7,448)	-	-	-	-	-
Adjusted net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	4,272	103,868	14,628	(48,657)	197,834	27,865

Weighted average number of ordinary shares used in computing net (loss)/income per share
- Basic	57,839,074	165,369,914	165,369,914	56,139,430	167,213,449	167,213,449
- Diluted	57,839,074	167,356,510	167,356,510	56,139,430	171,180,058	171,180,058
Weighted average number of ordinary shares used in computing adjusted net income/(loss) per share
- Basic	57,839,074	165,369,914	165,369,914	56,139,430	167,213,449	167,213,449
- Diluted	64,666,692	167,356,510	167,356,510	56,139,430	171,180,058	171,180,058

Net (loss)/income per ordinary share
- Basic	(0.89)	0.65	0.09	(2.82)	1.04	0.15
- Diluted	(0.89)	0.64	0.09	(2.82)	1.02	0.14
Non-GAAP adjustments to net (loss)/income per ordinary share
- Basic	0.96	(0.02)	0.00	1.95	0.14	0.02
- Diluted	0.96	(0.02)	0.00	1.95	0.14	0.02
Adjusted net income/(loss) per ordinary share
- Basic	0.07	0.63	0.09	(0.87)	1.18	0.17
- Diluted	0.07	0.62	0.09	(0.87)	1.16	0.16

11 / 11